Mail Stop 3561

May 1, 2009

Via Fax & U.S. Mail

Ms. Lori Jones
Chief Financial Officer
201 Shannon Oaks Circle, Suite 105
Cary, North Carolina 27511

  Re: Issuer Direct Corporation
    Form 10-K for the year ended December 31, 2008
    Filed March 20, 2009
    File No. 001-10185

Dear Ms. Jones:

  We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Cover Page

1. We note that on the cover page of your Form 10-K you indicate that you are a non-accelerated filer, rather than a smaller reporting company. As it appears from your financial statements and the market value of your common stock that you are considered a Smaller Reporting Company ("SRC"), please check off the appropriate SRC box on the cover page of future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations, page 15

2. We note your disclosure of the table comparing revenue streams from 2007 to 2008 and by quarter. In future filings, in addition to quantification, ensure that each of the identified underlying cause of material increases or decreases in revenues is adequately analyzed. For example, for material increases or decreases due to changes in the mix of revenue streams, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. In addition to indicating the revenue stream that accounts for the decrease or increase in sales, please considering explaining why you believe that decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation SK.

3. Please revise the results of operations section in future filings to include a discussion of the changes in cost of services (rather than just margins) between years. Because margins are impacted by both net sales and cost of services, we believe a separate discussion of cost of services is appropriate. Your discussion should also include the nature of expenses included in the cost of services line item.

Consolidated Statements of Operations, page F-5

4. We note your presentation of other income as part of "other income (expense)" on the face of the statements of operations. Please explain to us, and disclose in MD&A in future filings, the nature of the other income recorded for the years ended December 31, 2008 and 2007.

Notes to the Financial Statements

Note 3. Acquisition of Basset Press

5. We note your disclosure that on July 3, 2007 you completed the acquisition of Bassett Press for a net purchase price of $148,195 and you paid $107,000 in cash and issued 300,000 shares of common stock. Please tell us how you determined the value of the stock issued and explain how your valuation of these shares

complied with the guidance in paragraph 22 of SFAS No. 141. Also, please tell us where the $107,000 is included on the statement of cash flows, as it does not appear to be included in net cash used by investing activities. If the $107,000 was issued in the form of a note payable, please tell us that, and note that in future filings it should be disclosed on the statement of cash flows as a non-cash investing activity. See paragraph 32 of SFAS No. 95.

6. We note that the purchase price allocation of Basset Press, as detailed in Note 3, indicates net assets acquired of $74,347. Please tell us why this amount does not appear to agree to the $148,195 net purchase price amount disclosed earlier in the note.   Also, the amount of current liabilities in the purchase price allocation does not agree to the amount disclosed in Note 1 of $68,907. Please reconcile these amounts for us.

7. Also, please tell us the nature of the amount comprising the difference between the gross purchase price for Basset Press Inc. of $107,000 in cash plus 300,000 shares of common stock valued at $73,847 and the net purchase price of $148,195 disclosed in Note 3.

Note 4. Summary of Significant Accounting Policies

- General

8. Please revise the notes to the financial statements in future filings to disclose the fair value of financial instruments for which it is practicable to estimate that value. Also, disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. See paragraph 10 of SFAS No. 107 and paragraphs 32-35 of SFAS No. 157.

Note 6. Goodwill and Other Intangible Assets – Intangible Assets, page F-12

9. We note your disclosure that as part of the Basset Press acquisition, you recorded $50,000 for proprietary software or intellectual property and assigned that intangible asset an indefinite life. Please explain to us how you determined the value assigned to that intangible asset, including all significant assumptions, and explain to us why you believe it was appropriate to assign the asset an indefinite life.

Note 8. Notes payable – Related Party, page F-14

10. We note your disclosure in which during 2007, shares were issued in exchange for the conversion of certain obligations. Please tell us, and revise your disclosure in future filings, to disclose how you valued the shares issued in these transactions. Also, for the agreement on September 30, 2007 in which the shares were not

issued until February 5, 2008, please tell us how you accounted for that transaction including when you recorded the shares as issued in the statement of stockholders' equity. In addition, we note that the notes payable settled in common shares during 2007 as disclosed in Note 8 do not agree to the amounts reflected in your consolidated statement of shareholders' deficit or your consolidated statement of cash flows for this period of $147,697. Please reconcile and revise these disclosures.

Note 9. Preferred Stock and common stock, page F-15

11. We note your disclosure that because the cumulative dividends are undeclared, and the documentation supporting the seven shares of preferred stock is unavailable, they have not been recorded as a reduction of the Company's equity. However, we believe that because the preferred shares provide for cumulative dividends of 11% per year, they would need to be deducted from net income (or included as an increase to net loss) in order to determine net income (loss) available to common stockholders for purposes of the EPS calculation. We also believe that your statement of operations should include the amount of net income (loss) available to common stockholders on the face of the statement. Please advise or revise accordingly. See Staff Accounting Bulletin Topic 6B and paragraph 9 of SFAS No. 128.

12. We note your disclosure of the nature and terms of each transaction in which shares were issued in exchange for services and employee compensation during the year ended December 31, 2008. Please provide us with details, and disclose in future filings, the nature and terms of each non-cash stock transaction that occurred during the year ended December 31, 2007 in which stock was issued in exchange for services, accrued liabilities, compensation or for an acquisition. As part of your response and revised disclosure, tell us how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

13. We note that in several of the non-cash stock transactions, the stock issued was valued at the date of an agreement, rather than when the stock was issued. For each of these transactions, please tell us why you believe it was appropriate to value the stock based on the date of agreement. Refer to the guidance in EITF 96-18 for transactions with non-employees and paragraph 15 of SFAS No. 123(R) for employee compensation.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE
(202) 521-3505